UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware, 19801 (302) 651-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Coral Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of OpenText Corporation (“OpenText”), for all of the outstanding shares of common stock, par value $0.01 per share of Carbonite, Inc. (“Carbonite”), to be commenced pursuant to the Agreement and Plan of Merger, dated November 10, 2019, among Carbonite, OpenText and Merger Sub. If successful, the Offer will be followed by a merger of Merger Sub with and into Carbonite (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

•	Exhibit 99.1: Carbonite Press Release, dated November 11, 2019

•	Exhibit 99.2: Tweet from Carbonite, November 11, 2019

•	Exhibit 99.3: Tweet from Webroot, November 11, 2019

•	Exhibit 99.4: Tweet from Webroot EMEA, November 11, 2019

•	Exhibit 99.5: Facebook post from Carbonite, November 11, 2019

•	Exhibit 99.6: Facebook post from Webroot, November 11, 2019

•	Exhibit 99.7: LinkedIn post from Carbonite, November 11, 2019

•	Exhibit 99.8: LinkedIn post from Webroot, November 11, 2019

•	Exhibit 99.9: Employee Q&A, issued November 11, 2019

•	Exhibit 99.10: Webroot Community Post, November 11, 2019

•	Exhibit 99.11: Email from Carbonite’s CEO to employees, sent on November 11, 2019

•	Exhibit 99.12: Carbonite letter to customers, first used November 12, 2019

•	Exhibit 99.13: Webroot letter to customers, first used November 12, 2019

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that OpenText and Merger Sub will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the outstanding shares of common stock, par value $0.01 per share, of Carbonite (the “Shares”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, OpenText and Merger Sub will file a tender offer statement on Schedule TO and thereafter Carbonite will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting OpenText or Carbonite. Copies of the documents filed with the SEC by Carbonite will be available free of charge on Carbonite’s internet website at https://investor.carbonite.com or by contacting Carbonite’s Investor Relations Department at (617) 587-1102. Copies of the documents filed with the SEC by OpenText will be available free of charge on OpenText’s internet website at https://investors.opentext.com or by contacting OpenText’s Investor Relations Department at (415) 963-0825.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, Carbonite and OpenText will each file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by OpenText or Carbonite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Carbonite’s and OpenText’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of November 12, 2019. Carbonite assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments.

This communication contains forward-looking information related to Carbonite, OpenText and the proposed acquisition of Carbonite by OpenText that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, Carbonite’s and OpenText’s plans, objectives, expectations and intentions and the anticipated timing of closing of the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Carbonite’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; Carbonite’s ability to integrate the Webroot acquisition and achieve the expected benefits of such acquisition; Carbonite’s ability to profitably attract new customers and retain existing customers; Carbonite’s dependence on the market for cloud backup services, and its ability to manage growth, changes in economic or regulatory conditions or other trends affecting the Internet and the information technology industry; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; and changes in tax and other laws, regulations, rates and policies.

A further description of risks and uncertainties relating to Carbonite can be found in Carbonite’s Annual Report on Form 10- K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.carbonite.com.